NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

February 19, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-19-2008

Christopher A. Butner
Assistant Secretary and Counsel
Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Re: Chevron Corporation
Incoming letter dated December 20, 2007

Dear Mr. Butner:

This is in response to your letters dated December 20, 2007, February 1, 2008, and February 8, 2008 concerning the shareholder proposal submitted to Chevron by Nick Rossi. We also have received letters on the proponent's behalf dated December 25, 2007, February 5, 2008, February 6, 2008, February 11, 2008, and February 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Chevron

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

December 20, 2007

By Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal For Right of Stockholders to Call Special Meetings

Dear Sir or Madam:

We are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes a stockholder proposal (the "2008 Proposal") submitted to it by Mr. Nick Rossi (the "Proponent") from Chevron's 2008 definitive proxy materials. Chevron expects to file its 2008 definitive proxy materials on or about April 11, 2008. We are enclosing seven copies of this letter and its attachments and are concurrently sending a complete copy to Mr. John Chevedden, the Proponent's representative.

Summary

We respectfully submit that Chevron may exclude the 2008 Proposal from its 2008 definitive proxy materials under Rule 14a-8(i)(10) as "substantially implemented" for the reasons discussed below. However, Chevron's Board of Directors is not scheduled to meet to take any action until after Chevron's deadline for submitting a no-action letter request. Accordingly, we are requesting that, if the Board of Directors acts as described below to substantially implement the 2008 Proposal, the Staff concur that Chevron may exclude the 2008 Proposal from its 2008 definitive proxy materials. We intend to supplement this request immediately following the next Board of Director's meeting.

The 2008 Proposal

The 2008 Proposal requests that the Board of Directors amend Chevron's bylaws "and any other appropriate governing documents to give holders of 10% to 25% of [Chevron's] outstanding common stock the power to call [for] a special shareholder meeting, in compliance with applicable law."

A copy of the 2008 Proposal, its supporting statement and the Proponent's related correspondence is attached to this letter as **Exhibit A**.

Basis for Exclusion—Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Securities and Exchange Commission (the "Commission") stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the [S]taff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. Exchange Act Release No. 34-20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which implemented current Rule 14a-8(i)(10), reaffirmed this position. See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected."

Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available Mar. 28, 1991). In the case of proposed amendments to a company's governing instruments, the Staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(10) when the company has already amended its governing instruments in the manner suggested by the proposal. *See, for example, Honeywell International Inc.* (available Jan. 31, 2007) (proposal requesting that board amend governing instruments to require that any future or current poison pill be subject to shareholder vote); *The Dow Chemical Co.* (available Mar. 2, 2006) (proposal requesting that board amend governing instruments to declassify board); *Southwest Airlines Co.* (available Feb. 10, 2005) (same); *Sprint Corp.* (available Jan. 18, 2005) (same). The Staff has also consistently permitted companies to exclude proposals under Rule 14a-8(i)(10) when the company's board has resolved to seek stockholder approval at the next annual meeting to affect an amendment in the manner requested by the proposal. *See, for example, Chevron Corp.* (available Feb. 15, 2007) (proposal requesting that board amend governing instruments to eliminate supermajority vote provisions); *FedEx Corp.* (available June 26, 2006) (same); *Pfizer Inc.* (available Jan. 31, 2006) (same); *Northrop Grumman Corp.* (available Mar. 22, 2005) (proposal requesting that the board amend governing instruments to declassify board). Moreover, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to exclude a proposal on the grounds that its board of directors is expected to take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after the action has been taken by the board. *See, for example, Hewlett-Packard Co.* (avail. Dec. 11, 2007) (granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that substantially implemented the proposal and the company supplementally notified the Staff of the board action); *The Dow Chemical Co.* (available Feb. 26, 2007) (same); *Johnson & Johnson* (available Feb. 13, 2006) (same).

We expect that Chevron's Board of Directors will consider, at its next scheduled meeting, an amendment to Chevron's By-Laws to permit stockholders owning at least 25 percent of Chevron's common stock to call for a special meeting of stockholders. The Board of Directors is not scheduled to meet, however, until after Chevron's deadline for submitting a no-action letter request to exclude the 2008 Proposal from its definitive proxy materials. Accordingly, we are requesting that, if the Board of Directors adopts a By-Law amendment to permit stockholders owning at least 25 percent of Chevron's common stock to call for a special meeting of stockholders, the Staff concur that Chevron will have substantially implemented the 2008 Proposal and thus may exclude the 2008 Proposal from Chevron's 2008 definitive proxy materials. We intend to supplement this request immediately following the next Board of Director's meeting and will at that time confirm whether the Board adopted a By-law amendment as described above.

If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's representative, Mr. John Chevedden, can be reached by email at olmstead7p@earthlink.net.

Please acknowledge receipt of this letter and the enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc : Lydia I. Beebe
Charles A. James

LID

OCT 2 2 2007

EXHIBIT A

Nick Rossi
P.O Box 249
Boonville, CA 95415-0249

Mr. David J. O'Reilly
Chairman
Chevron Corporation (CVX)
6001 Bollinger Canyon Rd
San Ramon CA 94583

Rule 14a-8 Proposal

Dear Mr. O'Reilly,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Rossi   Oct. 5-07

cc: Lydia I. Beebe
Corporate Secretary
PH: 925 842-1000
FX: 925 842-3530
F: 925-842-2846
Christopher Butner <cbutner@chevron.com>
Assistant Corporate Secretary

[CVX: Rule 14a-8 Proposal, October 21, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON).

Nick Rossi, Boonville, Calif., who sponsored a number of proposals on this topic, said the merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- We had no Independent Chairman – Independent oversight concern.
- Poison pill: Our directors can adopt a poison pill and prevent us from ever voting on it.
- Cumulative voting was not allowed.
- Mr. Nun and Mr. Armacost, holding titles of CEO or Chairman elsewhere, also held 4 or 5 director seats each – Over-extension concern.
- Mr. Armacost, our Lead Director, and Mr. Ginn had 25 years and 18 years tenure respectively – Independence concern.

- Our directors served on 8 boards rated F or D by The Corporate Library, http://www.thecorporatelibrary.com, an independent investment research firm:

1) Mr. Nun	Coca-Cola (KO)	F-rated
	General Electric (GE)	D-rated
	Dell (D)	D-rated
2) Mr. Sugar	Northrop (NOC)	D-rated
3) Mr. Rice	Wells Fargo (WFC)	D-rated
4) Mr. Ware	Coca-Cola Bottling (COKE)	D-rated
5) Mr. Sharer	Amgen (AMGN)	D-rated
	Northrop (NOC)	D-rated

- Messrs. Nun, Sugar and Sharer were designated as "Accelerated Vesting" directors by The Corporate Library due to their involvement with boards that accelerated stock option vesting in order to avoid recognizing the related expense.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Special Shareholder Meetings –
Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

October 25, 2007

Nick Rossi
PO Box 249
Boonville, CA 95415

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-070) on the respective dates:

May 16, 2002
120 shares Electronic Data Systems Corp. bought and additional 380 shares on 3-5-2003, now owns 500 shares
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,427 shares Chevron Corp.
-2 for 1 spilt 9/10/04-now owns 2,854 shares
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
419 shares Delphi Corp, bough additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
3,120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3,000 shares
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
1,000 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split
-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR

600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
-Now owns 1,608 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 25, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Chevron Corporation (CVX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

The overly vague company December 20, 2007 no action request is inadequate in not even providing the date for the next Board of Directors meeting. Additionally the company request is overly vague for the purpose of rule 14a-8 because the company only "expects" that the board will "consider" an action somehow related to the topic of this rule 14a-8 proposal. Not even a rough draft is provided of any text that is speculated to be considered.

Thus at some future date there will be a board meeting where an expectation might not be fulfilled for the board to consider text somehow related to the topic of this proposal. However if the expectation meets the first hurdle and is considered, then the board could turnaround and reject text somehow related to the topic of this proposal.

This company stalling period, with a blackout on any additional information, will thus create a deadline burden for the Staff to make a decision on the eve of the company's proxy publication. And the proponent will also have a deadline burden in analyzing and responding to any text which the board might approve at the last minute on the eve of proxy publication.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Christopher A. Butner <CButner@chevron.com>

Chevron

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

Via Electronic and Overnight Delivery

February 1, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal For Right of Stockholders to Call Special Meetings from Chevron Corporation's 2008 Definitive Proxy Materials

Dear Sir or Madam:

We refer you to our letter, dated December 20, 2007, requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes a stockholder proposal (the "2008 Proposal") submitted to it by Mr. Nick Rossi (the "Proponent") from Chevron's 2008 definitive proxy materials. The 2008 Proposal requests that Chevron's Board of Directors amend Chevron's By-Laws "and any other appropriate governing documents to give holders of 10% to 25% of [Chevron's] outstanding common stock the power to call [for] a special shareholder meeting, in compliance with applicable law."

In our original no-action letter request, we indicated that Chevron may exclude the 2008 Proposal from its definitive proxy materials under Rule 14a-8(i)(10) (substantially implemented) because Chevron's Board would be considering an amendment to Chevron's By-Laws that would substantially implement the 2008 Proposal. The purpose of this supplemental letter is to confirm that at a meeting on January 30, 2008, Chevron's Board approved an amendment to Chevron's By-laws to allow holders of at least 25 percent of Chevron common stock to cause the Chairman of the Board or Secretary to call a special meeting of stockholders (the "By-Law Amendment," filed with the SEC as an exhibit to the Current Report on Form 8-K on February 1, 2008, and attached hereto as **Exhibit A**).

The By-Law Amendment

The By-Law Amendment adopted by Chevron's Board on January 30, 2008, provides, in relevant part, that:

- special meetings of the stockholders shall be called by the Chairman of the Board or the Secretary upon the written request of stockholders owning at least 25 percent of Chevron's common stock then outstanding and entitled to vote;

- a written request for special meeting must satisfy certain requirements as to form;

- stockholders may revoke their written request for a special meeting at any time; and

- the Chairman of the Board or Secretary shall not call a special meeting of stockholders if (i) the Board has called or calls for an annual meeting of stockholders and the purpose of the annual meeting includes the purpose specified in the written request for special meeting or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received and such annual or special meeting included the purpose specified in the request.

Basis for Exclusion—Rule 14a-8(i)(10) (Substantially Implemented)

As we discussed in our original no-action letter request, Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available Mar. 28, 1991). Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the "essential objective" of the proposal. See, for example, *Hewlett-Packard Co.* (available Dec. 11, 2007) (same proposal as that at issue here); *Honeywell International Inc.* (available Jan. 31, 2007) (proposal requesting that board amend governing instruments to require that any current or future poison pill be subject to stockholder vote); *The Dow Chemical Co.* (available Mar. 2, 2006) (proposal requesting that board amend governing instruments to declassify board).

The By-Law Amendment substantially implements the 2008 Proposal and, accordingly, the 2008 Proposal may be excluded from Chevron's definitive proxy materials under Rule 14a-8(i)(10). The 2008 Proposal requests that Chevron's Board amend Chevron's By-Laws "and any other appropriate governing documents to give holders of 10% to 25% of [Chevron's] outstanding common stock the power to call [for] a special shareholder meeting, in compliance with applicable law." As described above, the By-Law Amendment provides that a special meeting of stockholders shall be called by the Chairman of the Board or Secretary upon the written request of the holders of at least 25 percent of Chevron's common stock then outstanding and entitled to vote on the matter or matters to be brought before the proposed special meeting. Thus, the "essential objective" of the 2008 Proposal is to permit the holders of 25 percent of Chevron's common stock to cause a meeting of stockholders to be held, which the stockholders were not empowered to do prior to the Board's adoption of the By-Law Amendment. Consequently, the By-Law Amendment substantially implements the essential objective of the 2008 Proposal by permitting the holders of at least 25 percent of Chevron's common stock to cause a special meeting of the stockholders to be held.

The only material difference between the 2008 Proposal and the By-Law Amendment (which difference was not proscribed by the 2008 Proposal) is the limited circumstances under which the Chairman of the Board or Secretary will not call a special meeting of stockholders—when

(i) the Board has called or calls for an annual meeting of stockholders and the purpose of the annual meeting includes the purpose specified in the written request for special meeting, or

(ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received and such annual or special meeting included the purpose specified in the written request for special meeting.

These reasonable limitations on the power of stockholders to call for a special meeting were included in the By-Law Amendment to avoid the costs and burdens on Chevron and its stockholders associated with holding a special meeting to consider the same business that has recently been or is about to be considered at an annual or special meeting. Chevron's Board, in adherence to its fiduciary responsibilities to Chevron's stockholders, is responsible for conserving company resources and costs when possible and, where necessary, minimizing the number of meetings where stockholders are asked to consider the same or substantially similar matters. The Securities and Exchange Commission (the "Commission"), in adopting various substantive bases for the exclusion of stockholder proposals, has noted similar concerns with stockholders having to consider the same issues repeatedly. For example, the Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). The Commission offered a similar reason for adopting Rule 14a-8(i)(11), which allows the exclusion of a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In the 1976 Release, the Commission noted that the purpose of the exclusion was to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals . . . ." Similarly, by adopting the above described reasonable limitations on the power of stockholders to call for a special meeting, Chevron's Board is seeking to avoid asking stockholders to consider the same business that has recently been or is about to be considered at an annual or special meeting.

We respectfully direct the Staff's attention to its recently issued decision in *Hewlett-Packard Co.* (available Dec. 11, 2007). (For the Staff's convenience, we have attached a copy of this letter as **Exhibit B**.) There the Staff permitted HP to exclude from its forthcoming definitive proxy materials a proposal the same as the 2008 Proposal. HP's Board adopted an amendment to the company's bylaws permitting the holders of at least 25 percent of HP's stock to cause its board to call a special meeting of stockholders. HP's bylaw amendment also included reasonable limitations on the power of stockholders to call for a special meeting—where the board determines in good faith that the specific business requested to be addressed at the proposed special meeting will be addressed at an upcoming annual meeting within 90 days. Despite this apparent deviation from the proposal (which was not proscribed by the proposal), the Staff concurred that by proactively adopting a bylaw amendment, HP had substantially implemented the proposal.

Conclusion

As noted above, the underlying purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management."

Exchange Act Release No. 12598 (July 7, 1976). We respectfully submit that an objective comparison of the 2008 Proposal with Chevron's By-Law Amendment demonstrates that Chevron has addressed the essential objective of the 2008 Proposal. Having done so, it is therefore unnecessary for stockholders to consider the 2008 Proposal. We respectfully request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its definitive proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent's representative.

If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's representative, Mr. John Chevedden, can be reached at 310-371-7872.

Please acknowledge receipt of this letter and the enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc : Lydia I. Beebe
Charles A. James

EXHIBIT A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 1, 2008

Chevron Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-368-2	94-0890210
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer No.)

6001 Bollinger Canyon Road, San Ramon, CA	94583
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (925) 842-1000

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 30, 2008, the Board of Directors of Chevron Corporation ("Chevron") approved an amendment to Article IV, Section 1 of Chevron's By-Laws to permit Chevron stockholders to cause a special meeting of stockholders to be held. The amendment, which was effective immediately upon approval, permits holders of at least 25 percent of the outstanding shares of Chevron common stock entitled to vote to submit a written request to the Chairman of the Board or Secretary to cause the special meeting to be held. The amendment also provides that the Chairman of the Board or Secretary shall not call a special meeting of stockholders if (i) the Board has called or calls for an annual meeting of stockholders and the purpose of such annual meeting includes the purpose specified in the request or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received, which included the purpose specified in the request. Previously, Chevron stockholders were not empowered to cause a special meeting of stockholders to be held.

The amended By-Laws of Chevron reflecting this amendment are filed as Exhibit 3.1 to this report.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
3.1	By-Laws of Chevron Corporation, as amended (filed herewith).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 1, 2008

CHEVRON CORPORATION

By /s/ CHRISTOPHER A. BUTNER
Christopher A. Butner
Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
3.1	By-Laws of Chevron Corporation, as amended (filed herewith).

Exhibit 3.1

BY-LAWS
of
CHEVRON CORPORATION
As Amended January 30, 2008

ARTICLE I.

The Board of Directors

SECTION 1. ***Authority of Board.*** The business and affairs of Chevron Corporation (herein called the "Corporation") shall be managed by or under the direction of the Board of Directors (the "Board") or, if authorized by the Board, by or under the direction of one or more committees thereof, to the extent permitted by law and by the Board. Except as may be otherwise provided by law or these By-Laws or, in the case of a committee of the Board, by applicable resolution of the Board or such committee, the Board or any committee thereof may act by unanimous written consent or, at an authorized meeting at which a quorum is present, by the vote of the majority of the Directors present at the meeting. Except as may be otherwise provided by law, the Board shall have power to determine from time to time whether, and if allowed, when and under what conditions and regulations any of the accounts and books of the Corporation shall be open to inspection.

SECTION 2. ***Number of Directors; Vacancies.*** The authorized number of Directors who shall constitute the Board shall be fixed from time to time by resolution of the Board approved by at least a majority of the Directors then in office, provided that no such resolution other than a resolution to take effect as of the next election of Directors by the stockholders shall have the effect of reducing the authorized number of Directors to less than the number of Directors in office as of the effective time of the resolution.

Whenever there shall be fewer Directors in office than the authorized number of Directors, the Board may, by resolution approved by a majority of the Directors then in office, choose one or more additional Directors, each of whom shall hold office until the next annual meeting of stockholders and until his or her successor is duly elected.

SECTION 3. ***Authorized Meetings of the Board.*** The Board shall have authority to hold annual, regular and special meetings. An annual meeting of the Board may be held immediately after the conclusion of the annual meeting of the stockholders. Regular meetings of the Board may be held at such times as the Board may determine. Special meetings may be held if called by the Chairman of the Board, a Vice-Chairman of the Board, or by at least one third of the Directors then in office.

Notice of the time or place of a meeting may be given in person or by telephone by any officer of the Corporation, or transmitted electronically to the Director's home or office, or entrusted to a third party company or governmental entity for delivery to the Director's business

Exhibit 3.1

address. Notice of annual or regular meetings is required only if the time for the meeting is changed or the meeting is not to be held at the principal executive offices of the Corporation. When notice is required, it shall be given not less than four hours prior to the time fixed for the meeting; provided, however, that if notice is transmitted electronically or entrusted to a third party for delivery, the electronic transmission shall be effected or the third party shall promise delivery by not later than the end of the day prior to the day fixed for the meeting. The Board may act at meetings held without required notice if all Directors consent to the holding of the meeting before, during or after the meeting.

At all meetings of the Board, a majority of the Directors then in office shall constitute a quorum for all purposes. If any meeting of the Board shall lack a quorum, a majority of the Directors present may adjourn the meeting from time to time, without notice, until a quorum is obtained.

SECTION 4. ***Committees.*** The Board may, by resolution approved by at least a majority of the authorized number of Directors, establish committees of the Board with such powers, duties and rules of procedure as may be provided by the resolutions of the Board establishing such committees. Any such committee shall have a secretary and report its actions to the Board.

SECTION 5. ***Compensation.*** Directors who are not also employees of the Corporation shall be entitled to such compensation for their service on the Board or any committee thereof as the Board may from time to time determine.

ARTICLE II

Officers

SECTION 1. ***Executive Committee.*** The Board may, by resolution approved by at least a majority of the authorized number of Directors, establish and appoint one or more officers of the Corporation to constitute an Executive Committee (the "Executive Committee"), which, under the direction of the Board and subject at all times to its control, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, except as may be provided in the resolution establishing the Executive Committee or in another resolution of the Board or by the General Corporation Law of the State of Delaware. The Executive Committee shall have a secretary and report its actions to the Board.

SECTION 2. ***Designated Officers.*** The officers of the Corporation shall be elected by, and serve at the pleasure of, the Board and shall consist of a Chairman of the Board, a Chief Executive Officer and a Secretary and such other officers, including, without limitation, one or more Vice-Chairmen of the Board, a Vice-President and Chief Financial Officer, a Vice-President and General Counsel, one or more other Vice-Presidents, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, a Comptroller and a General Tax Counsel, as may be elected by the Board to hold such offices or such other offices as may be created by resolution of the Board.

SECTION 3. ***Chairman of the Board.*** The Chairman of the Board shall be elected each year by the Board at the meeting held immediately following the Annual Meeting of

Exhibit 3.1

Stockholders. The Chairman shall preside at meetings of the stockholders and the Board, and shall have such other powers and perform such other duties as may from time to time be granted or assigned by the Board. In the Chairman's absence, a Vice-Chairman of the Board, as designated and available, shall preside at meetings of the stockholders and the Board.

SECTION 4. ***Chief Executive Officer.*** The Chief Executive Officer shall be a member of the Board and shall have general charge and supervision of the business of the Corporation, shall preside at meetings of the Executive Committee, and shall have such other powers and duties as may from time to time be granted or assigned by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board. In the Chief Executive Officer's absence, a Vice-Chairman of the Board, as designated and available, shall preside at meetings of the Executive Committee. If so elected, the Chief Executive Officer may also serve as Chairman or Vice-Chairman of the Board.

SECTION 5. ***Vice-Chairman of the Board.*** A Vice-Chairman of the Board shall be a member of the Board and a Vice-Chairman of the Executive Committee, and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 6. ***Vice-President and Chief Financial Officer.*** The Vice-President and Chief Financial Officer shall consider the adequacy of, and make recommendations to the Board and Executive Committee concerning, the capital resources available to the Corporation to meet its projected obligations and business plans; report periodically to the Board on financial results and trends affecting the business; and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 7. ***Vice-President and General Counsel.*** The Vice-President and General Counsel shall supervise and direct the legal affairs of the Corporation and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 8. ***Vice-Presidents.*** In the event of the absence or disability of the Chairman of the Board and the Vice-Chairmen of the Board, one of the Vice-Presidents may be designated by the Board to exercise their powers and perform their duties, and the Vice-Presidents shall have such other powers and perform such other duties as may from time to time be granted or assigned to them by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 9. ***Secretary.*** The Secretary shall keep full and complete records of the proceedings of the Board, the Executive Committee and the meetings of the stockholders; keep the seal of the Corporation, and affix the same to all instruments which may require it; have custody of and maintain the Corporation's stockholder records; and shall have such other powers

Exhibit 3.1

and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 10. ***Assistant Secretaries.*** The Assistant Secretaries shall assist the Secretary in the performance of his duties and shall have such other powers and perform such other duties as may from time to time be granted or assigned to them by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 11. ***Treasurer.*** The Treasurer shall have custody of the funds of the Corporation and deposit and pay out such funds, from time to time, in such manner as may be prescribed by, or be in accordance with the direction of, the Board, and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 12. ***Assistant Treasurers.*** The Assistant Treasurers shall assist the Treasurer in the performance of his duties and shall have such other powers and perform such other duties as may from time to time be granted or assigned to them by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 13. ***Comptroller.*** The Comptroller shall be the principal accounting officer of the Corporation and shall have charge of the Corporation's books of accounts and records; and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 14. ***General Tax Counsel.*** The General Tax Counsel shall supervise and direct the tax matters of the Corporation and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 15. ***Other Officers.*** Any other elected officer shall have such powers and perform such duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

SECTION 16. ***Powers of Attorney.*** Whenever an applicable statute, decree, rule or regulation requires a document to be subscribed by a particular officer of the Corporation, such document may be signed on behalf of such officer by a duly appointed attorney-in-fact, except as otherwise directed by the Board or the Executive Committee or limited by law.

SECTION 17. ***Compensation.*** The officers of the Corporation shall be entitled to compensation for their services. The amounts and forms of compensation which each of such officers shall receive, and the manner and times of its payment, shall be determined by, or be in accordance with the direction of, the Board.

Exhibit 3.1

ARTICLE III

Stock and Stock Certificates

SECTION 1. ***Stock.*** The Board or, to the extent permitted by the General Corporation Law of the State of Delaware, any committee of the Board expressly so authorized by resolution of the Board may authorize from time to time the issuance of new shares of the Corporation's Common Stock ("Common Stock") or any series of Preferred Stock ("Preferred Stock"), for such lawful consideration as may be approved by the Board or such committee, up to the limit of authorized shares of Common Stock or such series of Preferred Stock. The Board, the Executive Committee or any committee of the Board expressly so authorized by resolution of the Board may authorize from time to time the purchase on behalf of the Corporation for its treasury of issued and outstanding shares of Common Stock or Preferred Stock and the resale, assignment or other transfer by the Corporation of any such treasury shares.

SECTION 2. ***Stock Certificates.*** Shares of Stock of the Corporation shall be uncertificated and shall not be represented by certificates, except to the extent as may be required by applicable law or as may otherwise be authorized by the Secretary or an Assistant Secretary. Notwithstanding the foregoing, shares of Stock represented by a certificate and issued and outstanding on August 1, 2005 shall remain represented by a certificate until such certificate is surrendered to the Corporation.

In the event shares of Stock are represented by certificates, such certificates shall be registered upon the books of the Corporation and shall be signed by the Chairman of the Board, a Vice-Chairman of the Board or a Vice-President, together with the Secretary or an Assistant Secretary of the Corporation, shall bear the seal of the Corporation or a facsimile thereof, and shall be countersigned by a Transfer Agent and the Registrar for the Stock, each of whom shall by resolution of the Board be appointed with authority to act as such at the pleasure of the Board. No certificate for a fractional share of Common Stock shall be issued. Certificates of Stock signed by the Chairman of the Board, a Vice-Chairman of the Board or a Vice-President, together with the Secretary or an Assistant Secretary, being such at the time of such signing, if properly countersigned as set forth above by a Transfer Agent and the Registrar, and if regular in other respects, shall be valid, whether such officers hold their respective positions at the date of issue or not. Any signature or countersignature on certificates of Stock may be an actual signature or a printed or engraved facsimile thereof.

SECTION 3. ***Lost or Destroyed Certificates.*** The Board or the Executive Committee may designate certain persons to authorize the issuance of new certificates of Stock or uncertificated shares to replace certificates alleged to have been lost or destroyed, upon the filing with such designated persons of both an affidavit or affirmation of such loss or destruction and a bond of indemnity or indemnity agreement covering the issuance of such replacement certificates or uncertificated shares, as may be requested by and be satisfactory to such designated persons.

SECTION 4. ***Stock Transfers.*** Transfer of shares of Stock represented by certificates shall be made on the books of the Corporation only upon the surrender of a valid certificate or certificates for not less than such number of shares, duly endorsed by the person named in the certificate or by an attorney lawfully constituted in writing. Transfer of uncertificated shares of Stock shall be made on the books of the Corporation upon receipt of proper transfer instructions from the registered owner of the uncertificated shares, an instruction from an approved source duly authorized by such owner or from an attorney lawfully constituted in writing. The Corporation may impose such additional conditions to the transfer of its Stock as may be necessary or appropriate for compliance with applicable law or to protect the Corporation, a Transfer Agent or the Registrar from liability with respect to such transfer.

SECTION 5. ***Stockholders of Record.*** The Board may fix a time as a record date for the determination of stockholders entitled to receive any dividend or distribution declared to be payable on any shares of the Corporation; or to vote upon any matter to be submitted to the vote of any stockholders of the Corporation; or to be present or to be represented by proxy at any meeting of the stockholders of the Corporation, which record date in the case of a meeting of the stockholders shall be not more than sixty nor less than ten days before the date set for such meeting; and only stockholders of record as of the record date shall be entitled to receive such dividend or distribution, or to vote on such matter, or to be present or represented by proxy at such meeting.

ARTICLE IV

Meetings of Stockholders

SECTION 1. ***Meetings of Stockholders.*** An annual meeting of the stockholders of the Corporation shall be held each year, at which Directors shall be elected to serve for the ensuing year and until their successors are elected. The time and place of any annual meeting of stockholders shall be determined by the Board in accordance with law.

Special meetings of the stockholders for any purpose or purposes, unless prohibited by law, may be called by the Board or the Chairman of the Board. The Chairman of the Board or the Secretary shall call a special meeting whenever requested in writing to do so by at least one third of the members of the Board or stockholders owning 25 percent of the shares of Common Stock of the Corporation then outstanding and entitled to vote at such meeting.

Written requests by stockholders must be signed by each stockholder, or a duly authorized agent, requesting the special meeting and state (i) the specific purpose of the meeting and the matters proposed to be acted on at the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of the stockholders requesting the meeting; (ii) the name and address of each such stockholder; (iii) the number of shares of the Corporation's Common Stock owned of record or beneficially by each such stockholder. Stockholders may revoke their requests for a special meeting at any time by written revocation delivered to the Secretary. A special meeting requested by stockholders shall be held at such date, time and place as may be fixed by the Board. However, a special meeting shall not be held if either (i) the Board has called or calls for an annual meeting of stockholders and the purpose of such annual meeting includes the purpose specified in the request, or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received which included the purpose specified in the request. Business transacted at a special meeting requested by stockholders shall be limited to the purposes stated in the request for such

Exhibit 3.1

special meeting, unless the Board submits additional matters to stockholders at any such special meeting.

SECTION 2. ***Conduct of Meetings.*** The Chairman of the Board, or such other officer as may preside at any meeting of the stockholders, shall have authority to establish, from time to time, such rules for the conduct of such meeting, and to take such action, as may in his judgment be necessary or proper for the conduct of the meeting and in the best interests of the Corporation and the stockholders in attendance in person or by proxy.

SECTION 3. ***Quorum for Action by Stockholders; Elections.*** At all elections or votes had for any purpose, there must be a majority of the outstanding shares of Common Stock represented. All elections for Directors shall be held by written ballot. A nominee for Director shall be elected to the Board of Directors if the votes cast "for" such nominee's election exceed the votes cast "against" such nominee's election, excluding abstentions; provided, however, that Directors shall be elected by a plurality of the votes cast at any meeting of the stockholders for which the number of nominees exceeds the number of Directors to be elected. Any Director nominated for reelection who receives a greater number of votes "against" his or her election than votes "for" such election shall submit his or her offer of resignation to the Board. The Board Nominating and Governance Committee shall consider all of the relevant facts and circumstances, including the Director's qualifications, the Director's past and expected future contributions to the Corporation, the overall composition of the Board and whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable rule or regulation (including NYSE listing requirements and federal securities laws) and recommend to the Board the action to be taken with respect to such offer of resignation. Except as may otherwise be required by law, the Restated Certificate of Incorporation or these By-Laws, all other matters shall be decided by a majority of the votes cast affirmatively or negatively.

SECTION 4. ***Proxies.*** To the extent permitted by law, any stockholder of record may appoint a person or persons to act as the stockholder's proxy or proxies at any stockholder meeting for the purpose of representing and voting the stockholder's shares. The stockholder may make this appointment by any means the General Corporation Law of the State of Delaware specifically authorizes, and by any other means the Secretary of the Corporation may permit. Prior to any vote, and subject to any contract rights of the proxy holder, the stockholder may revoke the proxy appointment either directly or by the creation of a new appointment, which will automatically revoke the former one. The Inspector of Elections appointed for the meeting may establish requirements concerning such proxy appointments or revocations that the Inspector considers necessary or appropriate to assure the integrity of the vote and to comply with law.

SECTION 5. ***Adjournments.*** Any meeting of the stockholders (whether annual or special and whether or not a quorum shall have been present), may be adjourned from time to time and from place to place by vote of a majority of the shares of Common Stock represented at such meeting, without notice other than announcement at such meeting of the time and place at which the meeting is to be resumed—such adjournment and the reasons therefor being recorded in the journal of proceedings of the meeting; provided, however, that if the date of any adjourned meeting is more than thirty days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given to each stockholder of record entitled to vote at the

Exhibit 3.1

meeting. At any meeting so resumed after such adjournment, provided a majority of the outstanding shares of Common Stock shall then be represented, any business may be transacted which might have been transacted at the meeting as originally scheduled.

ARTICLE V

Corporate Seal

The seal of the Corporation shall have inscribed thereon the name of the Corporation and the words "Incorporated Jan. 27, 1926 Delaware."

ARTICLE VI

Change in Control Benefit Protection

SECTION 1. As used in this Article VI, the following terms shall have the meanings here indicated:

"Beneficial Ownership," when attributed to a Person with respect to a security, means that the Person is deemed to be a beneficial owner of such security pursuant to Rule 13d-3 promulgated under the Exchange Act.

"Benefit Plan" means any pension, retirement, profit-sharing, employee stock ownership, 401(k), excess benefit, supplemental retirement, bonus, incentive, salary deferral, stock option, performance unit, restricted stock, tax gross-up, life insurance, dependent life insurance, accident insurance, health coverage, short-term disability, long-term disability, severance, welfare or similar plan or program (or any trust, insurance arrangement or any other fund forming a part or securing the benefits thereof) maintained prior to a Change in Control by the Corporation or a Subsidiary for the benefit of directors, officers, employees or former employees, and shall include any successor to any such plan or program; provided, however, that "Benefit Plan" shall include only those plans and programs which have been designated by the Corporation as a constituent part of the Change in Control benefit protection program.

"Board" means the Board of Directors of the Corporation.

"Change in Control" means the occurrence of any of the following:

(A) A Person other than the Corporation, a Subsidiary, a Benefit Plan or, pursuant to a Non-Control Merger, a Parent Corporation, acquires Common Stock or other Voting Securities (other than directly from the Corporation) and, immediately after the acquisition, the Person has Beneficial Ownership of twenty percent (20%) or more of the Corporation's Common Stock or Voting Securities;

(B) The Incumbent Directors cease to constitute a majority of the Board or, if there is a Parent Corporation, the board of directors of the Ultimate Parent,

Exhibit 3.1

unless such event results from the death or disability of an Incumbent Director and, within 30 days of such event, the Incumbent Directors constitute a majority of such board; or

(C) There is consummated a Merger (other than a Non-Control Merger), a complete liquidation or dissolution of the Corporation, or the sale or other disposition of all or substantially all of the assets of the Corporation (other than to a Subsidiary or as a distribution of a Subsidiary to the stockholders of the Corporation).

"Common Stock" means the Common Stock of the Corporation.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Incumbent Directors" means the Directors of the Corporation as of March 29, 2000 and any Director of the Corporation or, if there is a Parent Corporation, any Director of the Ultimate Parent, elected after such date, provided that (A) the election, or nomination for election by the stockholders of the Corporation, of such new Director was approved by a vote of at least two-thirds of the Persons then constituting the Incumbent Directors, (B) any Director who assumes office as a result of a Merger after March 29, 2000 shall not be deemed an Incumbent Director until the Director has been in office for at least three years, and (C) no Director who assumes office as a result of a Proxy Contest shall be considered an Incumbent Director.

"Merger" means a merger, consolidation or reorganization or similar business combination of the Corporation with or into another Person or in which securities of the Corporation are issued.

"Non-Control Merger" means a Merger if immediately following the Merger (A) the stockholders of the Corporation immediately before the Merger own directly or indirectly at least fifty-five percent (55%) of the outstanding common stock and the combined voting power of the outstanding voting securities of the Surviving Corporation (if there is no Parent Corporation) or of the Ultimate Parent, if there is a Parent Corporation, and (B) no Person other than a Benefit Plan owns twenty percent (20%) or more of the combined voting power of the outstanding voting securities of the Ultimate Parent, if there is a Parent Corporation, or of the Surviving Corporation, if there is no Parent Corporation.

"Parent Corporation" means a corporation with Beneficial Ownership of more than fifty percent (50%) of the combined voting power of the Surviving Corporation's outstanding voting securities immediately following a Merger.

"Person" means a person as such term is used for purposes of Section 13(d) or Section 14(d) of the Exchange Act.

"Proxy Contest" means any actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board, including, without limitation, any solicitation with respect to the election or removal of Directors of the Corporation, and any agreement intended to avoid or settle the results of any such actual or threatened solicitation.

"Subsidiary" means any corporation or other Person (other than a human being) of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by the Corporation.

"Surviving Corporation" means the corporation resulting from a Merger.

"Ultimate Parent" means, if there is a Parent Corporation, the Person with Beneficial Ownership of more than fifty percent (50%) of the Surviving Corporation and of any other Parent Corporation.

"Voting Securities" means the outstanding Common Stock and other voting securities, if any, of the Corporation entitled to vote for the election of Directors of the Corporation.

SECTION 2. The Corporation and one or more of its Subsidiaries may, from time to time, maintain Benefit Plans providing for payments or other benefits or protections conditioned partly or solely on the occurrence of a Change in Control. The Corporation shall cause any Surviving Corporation (or any other successor to the business and assets of the Corporation) to assume any such obligations of such Benefit Plans and make effective provision therefore, and such Benefit Plans shall not be amended except in accordance with their terms.

SECTION 3. No amendment or repeal of this Article VI shall be effective if adopted within six months before or at any time after the public announcement of an event or proposed transaction which would constitute a Change in Control (as such term is defined prior to such amendment); provided, however, that an amendment or repeal of this Article VI may be effected, even if adopted after such a public announcement, if (a) the amendment or repeal has been adopted after any plans have been abandoned to cause the event or effect the transaction which, if effected, would have constituted the Change in Control, and the event which would have constituted the Change in Control has not occurred, and (b) within a period of six months after such adoption, no other event constituting a Change in Control shall have occurred, and no public announcement of a proposed transaction which would constitute a Change in Control shall have been made, unless thereafter any plans to effect the Change in Control have been abandoned and the event which would have constituted the Change in Control has not occurred. In serving and continuing to serve the Corporation, an employee is entitled to rely and shall be presumed to have relied on the provisions of this Article VI, which shall be enforceable as contract rights and inure to the benefit of the heirs, executors and administrators of the employee, and no repeal or modification of this Article VI shall adversely affect any right existing at the time of such repeal or modification.

ARTICLE VII

Amendments

Any of these By-Laws may be altered, amended or repealed by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock at any annual or special

Exhibit 3.1

meeting of the stockholders, if notice of the proposed alteration, amendment or repeal be contained in the notice of the meeting; or any of these By-Laws may be altered, amended or repealed by resolution of the Board approved by at least a majority of the Directors then in office. Notwithstanding the preceding sentence, any amendment or repeal of Article VI of the By-Laws shall be made only in accordance with the terms of said Article VI, and the authority of the Directors to amend the By-Laws is accordingly hereby limited.

4 of 7 DOCUMENTS

2007 SEC No-Act. LEXIS 677

Securities Exchange Act of 1934 -- Rule 14a-8(i)(10)

December 11, 2007

[*1] Hewlett-Packard Company

TOTAL NUMBER OF LETTERS: 5

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Image of Letter

December 11, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated November 2, 2007

The proposal asks the board of directors to amend the bylaws and/or charter to give holders of 25% or less of the outstanding common stock the power to call a special shareholder meeting.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Heather L. Maples
Special Counsel

INQUIRY-1: JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

December 10, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Hewlett-Packard Company (HPQ)
 # 2 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

The [*2] Hewlett-Packard December 4, 2007 supplement is a failure in explaining or giving an example on how this vague and all-encompassing exception could purportedly be "narrow:" "... if the Board determines, in good faith, that the specific business requested to be addressed at the proposed special meeting has recently been addressed or is about to be addressed at another stockholder meeting."

The company does not even give a definition of "addressed" in its bylaw amendment. Does "addressed" mean that if an employee simply asked a 10-word question on a particular topic at the previous annual meeting, that the topic is thus deemed "addressed" and precluded from being the subject of a special meeting.

Hewlett-Packard repeats "narrow" or "limited" but gives no example of how the above all-encompassing exception could possibly work out to be "narrow." The empty thrust of the company argument is unsupported assertions of "narrow" or "limited" and repetition of these unsupported assertions.

There is no methodology, criteria or formula given or mandated for the board to decide, under this formal bylaw amendment, "that the specific business requested to be addressed at the proposed special [*3] meeting has recently been addressed or is about to be addressed at another stockholder meeting."

Thus the company "notwithstanding the foregoing" clause is merely the means to subtract everything, or almost everything, that the remainder of bylaw amendment grants.

Additionally the company does give any remedy if 25% or more of shareholders declare that what "Board determines, in good faith" is not in good faith.

The company does not explain why it has not adopted the topic of this proposal in a manner similar to this simple and effective section in the Southwest Airlines Co. (LUV) bylaws:

Section 3. *Special Meetings:* Special meetings of the shareholders may be called by the Chairman of the Board or the Chief Executive Officer and shall be called by the Secretary upon written request, stating the purpose or purposes therefor, by a majority of the whole Board of Directors or by the holders of at least ten (10) percent (or such greater percentage not exceeding a majority as may be specified in the Articles of Incorporation) of all of the shares entitled to vote at the meeting.

The company does not give one example of a company getting hammered by shareholders calling for [*4] a special meeting that was simply for a repetition of a topic that was thoroughly reviewed at a previous annual meeting.

For the above reasons and the reasons in the November 25, 2007 response it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal -- since the company had the first opportunity.

Sincerely,

John Chevedden

INQUIRY-2: GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

December 4, 2007

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Supplemental Letter Regarding Stockholder Proposal of William Steiner*
Represented by John Chevedden
Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

On November 2, 2007, we submitted a letter (the "No-Action Request") on behalf of our client, Hewlett-Packard Company ("HP"), notifying the staff of the [*5] Division of Corporation Finance (the "Staff") that HP intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from William Steiner, who has appointed John Chevedden to be his representative for all issues pertaining to the Proposal (the "Proponent"). The Proposal requests that HP's Board of Directors (the "Board") amend the "bylaws and/or charter to give holders of 25% or less of our outstanding common stock, in compliance with applicable law, the power to call a special shareholder meeting."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2008 Proxy Materials because the Board would be considering an amendment to its Amended and Restated Bylaws that would substantially implement the Proposal. We write supplementally to:

. confirm that at a meeting on November 15, 2007, the Board approved an amendment to its Amended and Restated Bylaws to allow the holders of at least 25% of HP stock to cause the Board to call a special meeting of stockholders [*6] (the "Bylaw Amendment," filed with the SEC as an exhibit to the Current Report on Form 8-K on November 19, 2007, and attached hereto as Exhibit A); and

. respond to the correspondence dated November 25, 2007 from the Proponent regarding the Proposal (the "Response"), a copy of which is attached hereto as Exhibit B.

BYLAW AMENDMENT

The Bylaw Amendment adopted by the Board on November 15, 2007, differs in one respect from the proposed bylaw amendment referenced in the No-Action Request. Specifically, the proposed bylaw amendment granted the Board discretion to determine whether the specific business requested to be addressed at the proposed special meeting either will be included in an upcoming annual meeting within 90 days or had been included in an annual or special meeting within the past 12 months. Under the adopted Bylaw Amendment, however, Board is granted discretion only to determine whether the specific business requested to be addressed at the proposed special meeting will be included in an upcoming annual meeting within 90 days.

ANALYSIS

As we discussed in more detail in the No-Action Request, Rule 14a-8(i)(10) permits a company to exclude a stockholder [*7] proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the "essential objective" of the proposal. *See, e.g., Kroger Co.* (avail. Apr. 11, 2007); *General Motors Corp.* (avail. Apr. 5, 2006); *Lowes Cos., Inc.* (avail. Mar. 21, 2005).

The Bylaw Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, the Bylaw Amendment provides that a special meeting of stockholders shall be called by the Board upon the request of the holders of not less than 25% of all shares of HP stock entitled to vote on the matter or matters to be brought before the proposed special meeting. *See* Exhibit A. The Proposal requests that the Board amend HP's "bylaws and/or charter to give holders of 25%" of HP's stock the power to call a special meeting of stockholders. Thus, the "essential objective" of the Proposal is to permit the holders of 25% of HP's stock to cause a meeting of stockholders to be held, which the stockholders were [*8] not empowered to do prior to the Board's adoption of the Bylaw Amendment. Consequently, the Bylaw Amendment substantially implements the essential objective of the Proposal by permitting the holders of at least 25% of HP's stock to cause a meeting of the stockholders to be held.

The only difference between the Proposal and the Bylaw Amendment is the limited circumstance under which the Board will not call a special meeting of stockholders under the Bylaw Amendment--when the Board in good faith determines that the specific business requested to be addressed at the proposed special meeting will be addressed at an upcoming annual meeting within ninety (90) days. This narrow circumstance was included in the Bylaw Amendment to avoid the costs and burdens on HP and its stockholders associated with holding a special meeting to consider the same specific business that is about to be considered (within 90 days) at an annual meeting and to allow HP the time necessary to arrange for a special meeting (e.g. preparing and mailing proxy materials). The Board, in adherence to its fiduciary responsibilities to HP's stockholders, is responsible for conserving company resources and costs when possible [*9] and for seeing that stockholders receive full and fair disclosure concerning matters to be considered at a stockholders' meeting.

This narrow circumstance also avoids asking stockholders to consider repeatedly the same specific business within a short span of time (specifically, 90 days). The Commission, in adopting various substantive bases for the exclusion of stockholder proposals, has noted similar concerns with stockholders having to consider the same issues repeatedly. For example, the Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). The Commission offered a similar reason for adopting Rule 14a-8(i)(11), which allows the exclusion of a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In the 1976 Release, the Commission noted that the purpose of the exclusion was to "eliminate the possibility of shareholders [*10] having to consider two or more substantially identical proposals . . . ." Similarly, the HP Board is seeking to avoid asking stockholders to consider the same specific business at a special meeting of stockholders that will be addressed at an upcoming annual meeting within the next 90 days.

In his Response, the Proponent expresses concern that the "exception [referenced in the No-Action Request] is vague and all-encompassing" and that "there is no conceivable business that would fall outside this exception." It appears that the Proponent's concern has been addressed because, as noted above, the Bylaw Amendment adopted by the Board eliminates the Board's discretion not to call a special meeting if the business was previously addressed at an annual or special meeting of stockholders within the past 12 months. Accordingly, the only matter that the Board can consider under the Bylaw Amendment is whether the "specific business" requested to be addressed at the special meeting will be addressed at an upcoming annual meeting of the stockholders within 90 days. The inclusion in the Bylaw Amendment of the phrase "specific business" and the requirement that the Board act in "good faith" significantly [*11] limit any Board discretion. Moreover, the language in the Bylaw Amendment that the Proponent references is not an "exception" to the right of stockholders to call a special meeting, but simply a matter of timing.

This matter of timing is analogous to the situation in several no-action letters in which the Staff has concurred under Rule 14a-8(i)(10) that a company has substantially implemented a proposal when the Board has altered the time period for the action requested in the proposal. For example, several poison pill stockholder proposals have requested that companies subject any future poison pills to a stockholder vote "as soon as possible," such as "within four months." Many of the companies that received these poison pill proposals already had poison pill bylaws or policies in place, which provided that any poison pill adopted by the board of directors without prior stockholder approval would expire within one year if not approved by stockholders (also known as a "sunset provision"). The Staff consistently has concurred that companies could exclude such proposals where the proposals differ from a company's bylaws or policies only with regard to the time period in which the poison [*12] pill must be submitted to a stockholder vote. *See, e.g., Honeywell International Inc.* (avail. Jan. 31, 2007) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that any poison pill be put to a stockholder vote "as soon as possible" and "within 4-months" where the company already had a poison pill policy with a sunset provision in place, even though the proposal's supporting statement indicated that "[i]t is essential that a sunset provision not be used as an escape clause from a shareholder vote"). *See also Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005). Similarly, the Staff has permitted exclusion of stockholder proposals seeking to declassify a company's board of directors "expeditiously" when the company has determined to phase-in the declassification over a period of years. *See, e.g., Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.*(avail. Feb. 10, 2005).

Similar to the no-action letters cited [*13] above, the only difference between the Bylaw Amendment and the Proposal is one of timing, relating to whether a special meeting will be held if the specific business requested to be addressed will be addressed at an upcoming annual meeting of stockholders within 90 days. This distinction is analogous to the distinction between "four months" and "one year" in the poison pill no-action letters cited above and to the timing of board declassification also cited above. Thus, for the reasons set forth above and in the No-Action Request, HP believes that the Bylaw Amendment substantially implements the Proposal and that the Proposal may therefore be excluded from HP's 2008 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if HP excludes the Proposal from its 2008 Proxy Materials for the reasons set forth above. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. HP hereby agrees [*14] to promptly forward to the Proponent any Staff response to this supplemental letter that the Staff transmits by facsimile to HP only.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can provide any additional information or be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, HP's Senior Counsel, at (650) 857-3059.

Sincerely,

Amy L. Goodman

INQUIRY-3: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

November 25, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Hewlett-Packard Company (HPQ)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

The text of the Rule 14a-8 proposal states:

3 – Special Shareholder Meetings

RESOLVED, shareholders ask our board of directors to amend our bylaws and/or charter to give holders of 25% or less of our outstanding common stock, in compliance with applicable law, [*15] the power to call a special shareholder meeting.

There is no call-out in the above text for the company to add important and vaguely worded exclusions, and for which the company would have great freedom to interpret the vaguely worded exclusions.

It is clear that this company exception is vague and all-encompassing: "... if the Board determines, in good faith, that the specific business requested to be addressed at the proposed special meeting has recently been addressed or is about to be addressed at another stockholder meeting."

Arguably there is no conceivable business that would fall outside this exception. Thus there would effectively be no right to call a special meeting according to proposed future bylaw Amendment which was supposed to happen on November 15, 2007.

For the above reasons it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal -- since the company had the first opportunity.

Sincerely,

John Chevedden

INQUIRY-4: GIBSON, DUNN & CRUTCHER LLP
[*16] LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

November 2, 2007

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of William Steiner*
Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from William Steiner, who has appointed John Chevedden to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

. enclosed herewith six (6) copies of this letter and its attachments;

. filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP intends to file its definitive 2008 Proxy Materials with the Commission; and

. concurrently sent copies of this correspondence to the Proponent.

[*17]

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of HP pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal is captioned "Special Shareholder Meetings" and states: "RESOLVED, shareholders ask our board of directors to amend our bylaws and/or charter to give holders of 25% or less of our outstanding common stock, in compliance with applicable law, the power to call a special shareholder meeting." A copy of the Proposal and supporting statements, as well as related correspondence from the Proponent, are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) [*18] because HP's Board of Directors (the "Board") will in the near future consider adoption of an amendment to its Amended and Restated Bylaws ("Current Bylaws") that will substantially implement the Proposal. Specifically, the Board will be voting on an amendment to provide that the holders of not less than 25% of the total voting power of the outstanding shares of stock entitled to vote on the matter to be brought before the proposed special meeting will be permitted to cause a special meeting of stockholders to be held, except in the limited circumstances described below ("Proposed Bylaw Amendment"). Accordingly, we request that the Staff concur with our view that the Proposed Bylaw Amendment substantially implements the Proposal and, thus, the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) as Substantially Implemented

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) [*19] was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's [*20] actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. Anticipated Action by HP's Board of Directors

The Proposal requests that the holders of 25% of HP's outstanding common stock be permitted to call a special meeting of stockholders, which they are not empowered to do under the Current Bylaws (except in the event that the entire Board becomes vacant). Rather, under Section 2.3 of the Current Bylaws, a special meeting of stockholders may be called only by the Board or, with the concurrence of a majority of the Board, by the chairman of the Board, the chief executive officer or the secretary. Section 211(d) of the Delaware General Corporation Law (the state in which HP is incorporated) provides that the authority to call a special meeting of stockholders is granted to the board of directors or to such other person(s) as may be specified in the company's [*21] bylaws or certificate of incorporation.

At the recommendation of management, the Board expects to consider, at a meeting scheduled to be held on November 15, 2007, whether to approve an amendment to the Current Bylaws to permit stockholders to cause a special meeting of stockholders to be held. The Proposed Bylaw Amendment, attached hereto as Exhibit B, would permit holders of at least twenty-five percent (25%) of the outstanding shares of stock entitled to vote on the matter or matters to be brought before the special meeting to cause a special meeting of stockholders to be held. The Proposed Bylaw Amendment further provides that if the Board determines in good faith that the business specified in the stockholders' request will be included in an upcoming annual meeting within 90 days or has been included in an annual or special meeting within the past 12 months, the special meeting will not occur. We will supplementally notify the Staff after the Board's consideration of the Proposed Bylaw Amendment.

C. The Proposed Bylaw Amendment Substantially Implements the Proposal

The Proposed Bylaw Amendment substantially implements the Proposal and, accordingly, the Proposal may [*22] be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a stockholder proposal be substantially implemented, not fully effected. In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). *See also Honeywell International Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that any future poison pill be put to a stockholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a stockholder [*23] vote on any future poison pill within one year). *See also Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.* (avail. Feb. 10, 2005) (each permitting exclusion of a stockholder proposal seeking declassification of the company's board of directors "in the most expeditious manner possible" when the company planned to phase in declassification of the board of directors such that the directors were elected to one-year terms as their current terms expired).

In the instant case, the Proposal requests that the Board amend the bylaws and/or charter to give holders of 25% of the total voting power of the outstanding HP stock the power to call a special stockholder meeting. Thus, the "essential objective" of the Proposal is to permit the holders of 25% of HP's stock to cause a special meeting of stockholders to occur. The Board will meet on November 15, 2007 to consider and vote on amending the Current Bylaws as set forth in the Proposed Bylaw Amendment. As noted above, the Proposed Bylaw Amendment allows the holders of at least 25% of the outstanding shares of stock entitled to vote on the matter or matters to be [*24] brought before the proposed special meeting to cause a special meeting of stockholders to occur. Under the Proposed Bylaw Amendment, the only circumstance under which the special meeting would not be held is if the Board determines, in good faith, that the specific business requested to be addressed at the proposed special meeting has recently been addressed or is about to be addressed at another stockholder meeting. Thus, the Proposed Bylaw Amendment implements the essential objective of the Proposal by allowing the holders of 25% of the total voting power of the outstanding shares of stock entitled to vote on the matter(s) to be brought before the proposed special meeting to cause a special meeting of stockholders to occur, which the stockholders are not presently empowered to do under the Current Bylaws.

D. Supplemental Notification Following Board Action

We submit this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplementally notify the Staff after Board consideration of the Proposed Bylaw Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal [*25] on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Board takes the anticipated action described above, the Proposal will have been substantially implemented by the Proposed Bylaw Amendment, and therefore will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if HP excludes the Proposal from its 2008 Proxy Materials in reliance [*26] on Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour,

HP's Senior Counsel, at (650) 857-3059.

Sincerely,

Amy L. Goodman

ATTACHMENT 1

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Mark Hurd
Chairman
Hewlett-Packard Company (HPQ)
3000 Hanover Street
Palo-Alto, CA 94304

Rule 14a-8; Proposal

Dear Mr. Hurd

This Rule 14a-8 proposal is respectfully submitted in supported of the long term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership other require stock value and after the date of the respective shareholder meeting and the presentation of this proposal of the annual meeting. This submitted format with the shareholder supplied emphasis is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to action on my behalf regarding this Rule 14a-8 [*27] proposal for the forthcoming shareholder meeting before during and after the forthcoming shareholder meeting. Please direct call future communication to John Chevedden.

olmsted7p (at) earthlink.net
(In the interest of saving company expenses, please communicate via email)
PH.310-371-7872
2215, Nelson Ave No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,
William Steiner

ATTACHMENT 2

[HPQ: Rule 14a-8 Proposal, September 25, 2007]
3 – Special Shareholder Meetings

RESOLVED, shareholders ask our board of directors to amend our bylaws and/or charter to give holders of 25% or less of our outstanding common stock, in compliance with applicable law, the power to call a special shareholder meeting.

William Steiner, Piermont, New York, who sponsored a number of proposals on this topic, said the shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing [*28] is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

This topic also won the following impressive support at these major companies in 2007:
Allegheny Energy (AYE) 57%
AMR Corp. (AMR) 53%
AT&T (T) 65%
Borders Group. (BGP) 68%
Citigroup (C) 62%
Colgate-Palmolive (CL) 63%
CSX Corp. (CSX) 69%
Electronic Data Systems (EDS) 58%
El Paso Corp. (EP) 68%
Honeywell (HON) 74%
RadioShack (RSH) 71%
Time Warner (TWX) 64%

To improve the accountability of our Board to shareholders:

Special Shareholder Meetings

Yes on 3

Notes:
[*29] Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed, to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

. the company objects to factual assertions because they are not supported;

. the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; [*30]

. the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

. the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsDirectors & OfficersScope of AuthorityMeetingsSpecial MeetingsBusiness & Corporate LawCorporationsGoverning Documents & ProceduresArticles of Incorporation & BylawsAmendments to BylawsBusiness & Corporate LawCorporationsShareholdersMeetings & VotingSpecial Meetings

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 5, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Chevron Corporation (CVX)
 # 2 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

The company December 20, 2007 no action request is finally now supplemented about 40-days later on February 1, 2008. However the company information provided is too vague for shareholders to determine whether they have a real right to call a special shareholder meeting or such a right in name only with vague and clever text subject to company-biased interpretation at the time it would be acted upon.

More information will follow.

For these reasons, and the December 25, 2007 reasons and the further reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Christopher A. Butner <CButner@chevron.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Chevron Corporation (CVX)
 # 3 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

The company December 20, 2007 no action request is finally now supplemented about 40-days later on February 1, 2008. However the company information provided is too vague for shareholders to determine whether or not they have a real right to call a special shareholder meeting or such a right in name only with vague and clever text, subject to company-biased interpretation at the very time it would be acted upon.

The following company bylaw opt-out section is too vague for shareholders to determine whether or not it simply provides a catchall excuse to deny special meetings called for by shareholders under nearly all circumstances (bold added):

> (i) the Board has called or calls for an annual meeting of stockholders and the **purpose** of such annual meeting includes the **purpose** specified in the request, or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received which included the **purpose** specified in the request.

The company does not define whether its use of the term "purpose" to exclude a special shareholder-called meeting is narrowly defined or broadly defined. For instance does "purpose" refer to the exact same purpose or perhaps to a very broad category of purpose even if represented by an entirely deferent topic and sponsored by entirely different persons and entitles.

The company introduces the above bylaw section as "the limited circumstances." However the broad term "purpose" seems to grant the company an unlimited license to deny a shareholder-called special meeting because the same purpose could be applied to widely different topics.

In other words if shareholders called for a special meeting, the company could decide that the purpose of the meeting was to express dissatisfaction with management. Then the company could claim that there was a particular rule 14a-8 proposal voted at the previous annual meeting and that the purpose of the rule 14a-8 proposal was also to express dissatisfaction with management. Hence any shareholder-called special meeting could be denied if the purpose of such a meeting could be broadly claimed as to express dissatisfaction with management.

Additionally, the bylaw section states, "A special meeting requested by stockholders shall be held at such date, time and place as may be fixed by the Board." Hence the board would seem to have the unlimited authority to delay the scheduling of such a meeting until after its purpose became moot.

The company does not address its changes in text compared to the text of the bylaw in Hewlett-Packard Co. (December 11, 2007). Plus the shareholder rebuttal here is materially different than in Hewlett-Packard.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the December 25, 2007 and February 5, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Christopher A. Butner <CButner@chevron.com>

Chevron

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

Via Electronic and Overnight Delivery

February 8, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal For Right of Stockholders to Call Special Meetings from Chevron Corporation's 2008 Definitive Proxy Materials

Dear Sir or Madam:

We refer you to our letters, dated December 20, 2007 and February 1, 2008, requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes a stockholder proposal (the "2008 Proposal") submitted to it by Mr. Nick Rossi (the "Proponent") from Chevron's 2008 definitive proxy materials. The 2008 Proposal relates to special meetings. In our prior letters to you we indicated that Chevron may exclude the 2008 Proposal from its definitive proxy materials under Rule 14a-8(i)(10) (substantially implemented) because Chevron's Board had approved an amendment to Chevron's By-Laws that would substantially implement the 2008 Proposal (the "By-Law Amendment").

We have received a copy of Mr. John Chevedden's correspondence to the Staff on behalf of the Proponent, dated February 6, 2008. Mr. Chevedden argues that Chevron has not substantially implemented the 2008 Proposal because the By-Law Amendment (i) is too vague as it prescribes limited circumstances under which the Chairman of the Board or Secretary shall not call a special meeting and (ii) improperly empowers the Board to determine the date, time and place of the special meeting.

Mr. Chevedden's arguments expand the nature and scope of the 2008 Proposal, which requests *only that*: Chevron's Board amend Chevron's By-Laws "and any other appropriate governing documents to give holders of 10% to 25% of [Chevron's] outstanding common stock the power to call [for] a special shareholder meeting, in compliance with applicable law." Neither the resolution nor the supporting statement references a preferred form of bylaw amendment or any proscriptions on the content or details of the bylaw amendment. Chevron's By-Law Amendment is consistent with the "essential objective" and call of the 2008 Proposal.

As we noted in our February 1, 2008 letter to the Staff, under the By-Law Amendment adopted by the Chevron Board, the Chairman of the Board or Secretary will not call a special meeting of stockholders when (i) the Board has called or calls for an annual meeting of stockholders and the purpose of the annual meeting includes the purpose specified in the written request for special meeting, or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received and such annual or special meeting included the purpose specified in the written request for special meeting.

Mr. Chevedden contends that these circumstances are too vague, that the "broad term 'purpose' seems to grant the company an unlimited license to deny a shareholder-called special meeting because the same purpose could be applied to widely different topics." The sole purpose of this provision is to avoid the costs and burdens on Chevron and its stockholders associated with holding a special meeting to consider the same business that has recently been or is about to be considered at an annual or special meeting. The term "purpose" is well-understood and would be limited by a "reasonable" interpretation in any disagreements with stockholders on the application of that provision. The Staff has previously rejected Mr. Chevedden's objections under similar circumstances in *Hewlett-Packard Co.* (available Dec. 11, 2007).

Mr. Chevedden also contends that Chevron has not substantially implemented the 2008 Proposal because the By-Law Amendment improperly empowers the Board to determine the date, time and place of a special meeting. Again, we note that the 2008 Proposal is devoid of any preference for or constraints on the timing of any special meeting. In addition, the Staff has concurred under Rule 14a-8(i)(10) that a company has substantially implemented a proposal even if the board has altered the time period for the action requested in the proposal. *See, for example, Honeywell International Inc.* (available Jan. 31, 2007) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that any poison pill be put to a stockholder vote "as soon as possible" and "within 4-months" where the company already had a poison pill policy with a sunset provision in place, even though the proposal's supporting statement indicated that "[i]t is essential that a sunset provision not be used as an escape clause from a shareholder vote"). *See also Sun Microsystems, Inc.* (available Sept. 12, 2006); *General Motors Corp.* (available Apr. 5, 2006). Similarly, the Staff has permitted exclusion of stockholder proposals seeking to declassify a company's board of directors "expeditiously" when the company has determined to phase-in the declassification over a period of years. *See, for example, Schering-Plough Corp.* (available Feb. 2, 2006); *Northrop Grumman Corp.* (available Mar. 22, 2005).

The "essential objective" of the 2008 Proposal is to permit the holders of 25 percent of Chevron's common stock to cause a meeting of stockholders to be held. The By-Law Amendment does just that and therefore the 2008 Proposal may be excluded from Chevron's definitive proxy materials under Rule 14a-8(i)(10). We respectfully request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its definitive proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to Mr. Chevedden, the Proponent's representative.

If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. Mr. John Chevedden, can be reached at 310-371-7872.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc : Lydia I. Beebe
Charles A. James

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Chevron Corporation (CVX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

One significant point in the company's February 8, 2008 supplement is that it does not deny that this event (quoted from the proponent's February 6, 2008 letter) could occur under the company's window-dressing bylaw:

> In other words if shareholders called for a special meeting, the company could decide that the purpose of the meeting was to express dissatisfaction with management. Then the company could claim that there was a particular rule 14a-8 proposal voted at the previous annual meeting and that the purpose of the rule 14a-8 proposal was also to express dissatisfaction with management. Hence any shareholder called special meeting could be denied if the purpose of such a meeting could be broadly claimed as to express dissatisfaction with management.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is **again** requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the December 25, 2007, February 5, 2008 and February 6, 2008 reasons and the **further reasons to be forwarded**, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Further information will follow.

Sincerely,

John Chevedden

cc:
Nick Rossi

Christopher A. Butner <CButner@chevron.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Chevron Corporation (CVX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

An additional reason that the company bylaw amendment is moot is the text stating:

> A special meeting requested by stockholders shall be held at [any?] such date, time and place as may be fixed by the Board.

Please compare this text to the text that another company used in 2008 on this topic which gave a time limit:

> (c) A special meeting shall be held at such date, time and place within or without the state of Delaware as may be fixed by the board of directors; provided, however, that the date of any special meeting to be called pursuant to Section 3.03(b) **shall be not more than ninety (90) days after the request to call the special meeting is received by the secretary.**

This continues the text of the February 11, 2008 shareholder response letter:
One significant point in the company's February 8, 2008 supplement is that it does not deny that this event (quoted from the proponent's February 6, 2008 letter) could occur under the company's window-dressing bylaw:

> In other words if shareholders called for a special meeting, the company could decide that the purpose of the meeting was to express dissatisfaction with management. Then the company could claim that there was a particular rule 14a-8 proposal voted at the previous annual meeting and that the purpose of the rule 14a-8 proposal was also to express dissatisfaction with management. Hence any shareholder called special meeting could be denied if the purpose of such a meeting could be broadly claimed as to express dissatisfaction with management.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is **again** requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the December 25, 2007, February 5, 2008, February 6, 2008 and February 11, 2008 reasons, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Christopher A. Butner <CButner@chevron.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chevron Corporation
Incoming letter dated December 20, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents to give holders of 10% to 25% of Chevron's outstanding common stock the power to call a special shareholder meeting.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Craig Slivka
Attorney-Adviser

END